UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K    [ ] Form 20-F     [ ]Form 11-K     [X]Form 10-Q
                        [ ] Form N-SAR     [ ] Form N-CSR

     For  Period  Ended:  June  30,  2005


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

     For  the  Transition  Period  Ended:

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                APO HEALTH, INC.
                                ----------------
                             Full name of Registrant

                               3590 Oceanside Road
                               -------------------
            Address of Principal Executive Office (Street and Number)

                            Oceanside, New York 11575
                            -------------------------
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)       The  reasons  described  in  reasonable  detail  in  Part
     |              III  of  this  form  could  not  be  eliminated  without
     |              unreasonable effort or expense;
     |    (b)       The  subject  annual  report,  semi-annual  report,
     |              transition  report  on Form 10-K, Form 20-F, Form 11-K, Form
 [X] |              N-SAR,  or  Form N-CSR, or portion thereof, will be filed on
     |              or  before  the  fifteenth  calendar  day  following  the
     |              prescribed  due  date;  or  the  subject quarterly report or
     |              transition  report  on Form 10-Q, or portion thereof will be
     |              filed  on  or  before  the  fifth calendar day following the
     |              prescribed due date; and
     |    (c)       The  accountant's  statement  or  other  exhibit
     |              required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach  extra  sheets  if  needed.)

     The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Dr.  Jan  Stahl          (800)             365-2839  ext.  221
        ---------------          -----             -------------------
             (Name)          (Area  Code)           (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenue  for  the  three months ended June 30, 2005 decreased approximately
53% compared to the three months ended June 30, 2004. Revenue for the nine months ended June 30, 2005 decreased approximately 58% compared to the nine months ended June 30, 2004. The decrease in revenue was primarily caused by the loss of two of the registrant's largest customers due to the Alcoa and Proctor & gamble litigation proceedings. In addition the decrease was partly attributable to a reduction in purchases from Europe as the cost of products have increased substantially as the value of the U.S. Dollar has declined substantially against both the Euro and the British Pound.

     The registrant incurred a net loss of approximately $77,000 for the three months ended June 30, 2005 compared to a net loss of approximately $270,000 for the three months ended June 30, 2004. The registrant incurred a net loss of approximately $277,000 for the nine months ended June 30, 2005 compared to a net loss of approximatey $120,000 for the nine months ended June 30, 2004. The net losses were primarily caused by the loss of two of the registrant's largest customers due to the Alcoa and Proctor & gamble litigation proceedings.


                                APO HEALTH, INC.
                                ----------------
                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August  15,  2005                    By:  /s/  Jan  Stahl
       -----------------                         ----------------
                                            Dr.  Jan  Stahl
                                            Chief  Executive  Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.